U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                        SEC File Number 0-33259
                                                       CUSIP Number 29265E 10 8


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: March 31, 2010
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    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:       N/A
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Part I - Registrant Information
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Full Name of Registrant:  EFT BIOTECH HOLDINGS, INC.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

      17800 Castleton St., Suite 300

City, State and Zip Code

      City of Industry, CA 91748

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Part II - Rules 12b-25(b) and (c)
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    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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      State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

       The Company did not complete its financial statements for the year ended March 31, 2010 in sufficient time so as to permit the filing of the 10-K report by June 14, 2010. As a result, more time is needed to file the report.

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Part IV - Other Information
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(1) Name and telephone number of person to contact in regard to this notification

       William T. Hart             (303)                  839-0061
       ----------------            -----             -------------------
            (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                       [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?        [X] Yes  [  ] No

     If so:  attach an explanation of the        During the year ended March 31,
     anticipated change, both narratively and    2010 the Company will record a
     quantitatively, and, if appropriate, state  net loss of approximately
     the reasons why a reasonable estimate of    $(8,000,000) as a result of the
     the results cannot be made.                 Company's investment in
                                                 Excalibur International Marine
                                                 Corporation.

                           EFT BioTech Holdings, Inc.
                        --------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 14, 2010                      By: /s/ William T. Hart
                                              --------------------------------
                                              William T. Hart
                                              Hart & Trinen, LLP
                                              1624 Washington St.
                                              Denver, CO 80203
                                              (303) 839-0061
                                              (303) 839-5414 - fax

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).